BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), under the terms of CVM Instruction No. 358, of January 03, 2002, hereby informs to its shareholders and to the market in general that, on the present date, a Voting Agreement was executed by and between the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), Fundação Petrobrás de Seguridade Social – Petros (“Petros”), investment funds represented by their manager Tarpon Gestora de Recursos S.A. (“Tarpon”) and Mr. Abilio dos Santos Diniz, as holders, directly and indirectly, of 32.80% of the shares issued by BRF (jointly, “Shareholders”), according to which they agreed to vote with the totality of shares held by them and by their affiliates, irrevocably and irreversibly, at the matters described below, to be resolved at the Ordinary and Extraordinary General Shareholders’ Meeting convened for April 26, 2018 (“Voting Agreement” and “AGOE”):

(i)            Approval of the new number of 10 members to compose the Board of Directors;

(ii)           In case of adoption of the cumulative voting process for election of the members of the Board of Directors of the Company:

(ii.a) To vote in such a way as to elect the following members: Messrs. Pedro Pullen Parente, Francisco Petros Oliveira Lima Papathanasiadis, Walter Malieni Jr. and Flávia Buarque de Almeida, all for a 2 (two) year term of office as of the AGOE;

(ii.b) In case they still have votes to elect other members, to vote on the following candidates, in the following order: Messrs. Augusto Marques da Cruz Filho, Roberto Rodrigues, José Luiz Osório, Roberto Antonio Mendes, Dan Ioschpe and Luiz Fernando Furlan, also for a 2 (two) year term of office as of the AGOE;

(iii)          In case the cumulative voting process is not adopted, to vote as to elect the following candidates to comprise the totality of members of the Board of Directors of the Company: Messrs. Pedro Pullen Parente, Francisco Petros Oliveira Lima Papathanasiadis, Walter Malieni Jr., Flávia Buarque de Almeida, Augusto Marques da Cruz Filho, Roberto Rodrigues, José Luiz Osório, Roberto Antonio Mendes, Dan Ioschpe and Luiz Fernando Furlan, all for 2 (two) year term of office as of the AGOE;

(iv)         In case any of the candidates listed above cannot be elected, for any reason or does not accept the nomination, the Shareholders may elect, in substitution, Mr. Vasco Augusto Pinto da Fonseca Dias Junior; and

(v)          To vote in the following candidates to occupy the positions of Chairman and Vice-Chairman of the Board of Directors: Messrs. Pedro Pullen Parente and Augusto Marques da Cruz Filho, respectively.

Regarding the item of the AGOE that will resolve on the removal of the Board of Directors, the Shareholders Petros, Previ e Tarpon, including their affiliates, agree to vote in favor with all their shares for their removal.

The Shareholders also agreed not to exercise their right to request the cumulative voting process. Furthermore, all requests and nominations for the election of the members of the Board previously presented to the Company by the Shareholders that are contrary to the terms of the Voting Agreement are revoked.

The Voting Agreement is valid exclusively for the resolution on the matters related to removal, composition and election of the members of the Board of Directors, as well as for the election of the Chairman and Vice-Chairman of such body in the AGOE, and will be automatically terminated immediately after the closure of the AGOE.

The copy of the Voting Agreement is available on the Company’s Investor Relations website (ir.brf-global.com), at the website of Comissão de Valores Mobiliários – CVM (www.cvm.gov.br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

The Company also informs that will resubmit the Shareholders’ Manual and other documents related to the AGOE, in order to update them with the new information resulting from the Voting Agreement.

The Company will keep its shareholders and the market in general duly informed about any eventual new information regarding the subject of the present Material Fact.

São Paulo, April 19, 2018.

Lorival Nogueira Luz Jr.

Chief Financial and Investor Relations Officer